Exhibit 1.2

chinadotcom Completes Acquisition of Praxa Limited

•	Increases potential client work for our low-cost China-based outsourcing platform

•	100% acquisition at maximum purchase price of up to US$6.4 million; company has EBITDA* positive revenues of approx. US$22 million for 2002 from its ongoing operations

•	Extends distribution of CDC Software products into Australian marketplace

[Hong Kong, February 12, 2003] CDC Australia, a subsidiary of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) — the leading integrated enterprise solutions company in Asia, today announced the completion of the acquisition of Praxa Limited (“Praxa”), a leading Australian IT professional services organization with a 21-year operating history. The acquisition was completed for a purchase price of up to AS$11 million (approximately US$6.4 million), subject to clawback provisions based on future performance.

Praxa, which recorded revenues of approximately US$22 million during 2002 from its ongoing operations, has rescaled its operations to reach EBITDA* positive and refocused its business on professional services in the last two years. The company is expected to add significant potential synergies to chinadotcom’s outsourcing platform. The company plans to use its China-based outsourcing center for elements of Praxa’s workflow, based on successful contracts where client management is done in the contracted country but development is produced in chinadotcom’s outsourcing center, as in the case of the UK Department of Trade and Industry project and others.

Allan Hyde, Managing Director of CDC Australia, said: “Praxa has built strong capabilities in the Microsoft products space and is regarded by many as having one of the more established Microsoft .NET development capabilities in the Australian market. In addition, the Praxa acquisition will further extend chinadotcom’s software distribution platform in the Australian market place.”

Praxa is expected to enhance CDC’s overall capability with Microsoft products given its status as a Microsoft Gold Certified Business Partner for Business Intelligence, with credible skills in the .NET arena and many successfully completed projects. Praxa is currently finalizing the closing stages of one of the largest Microsoft .NET projects of its type in the world, with user acceptance testing planned in 2003.

Daniel Widdicombe, CFO of chinadotcom corporation, added: “The acquisition of Praxa fits well into our investment criteria as it has positive EBITDA, quality, recurrent revenues, and offers synergies with our outsourcing business. We believe that the addition of Praxa’s high-quality customer base, service capabilities and revenue streams, coupled with our ongoing efforts to streamline and exit from unprofitable or low-margin businesses, positions the company well as we enter into 2003.”

*EBITDA – earnings before interest, tax, depreciation and amortization.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Asia, China, the US and the UK. With operations in 10 markets—the companies under chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. Also, chinadotcom leverages its alliances and partnerships to help drive innovative client solutions.

For more information about chinadotcom corporation, please visit www.corp.china.com.

About Praxa Limited

Praxa Limited is a leading Australian IT professional services provider to corporate and government market sectors. The company specializes in providing mission critical bespoke applications and managed services to enterprises. Praxa started trading in 1982 with a team of four. That original team of four is now 237 professionals servicing clients from offices in Brisbane, Sydney, Melbourne and Canberra. Praxa is certified to ISO 9001 and the company is committed to a process of continuous improvement.

Praxa specializes in promoting a “client-partner” relationship and provides a full range of co-operative outsourcing and long-term development and support capabilities to achieve this. This encompasses technology consultancy, application and infrastructure design through to construction, implementation, upgrade, enhancement and repair, project management, asset and contract management and on-going support services. Praxa’s capabilities also cover the provision of hardware, software, project services, application hosting and specialist technical consulting.

For more information on Praxa Limited please visit the company website at www.praxa.com.au.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@us.china.com